DIANE D. DALMY
                                ATTORNEY AT LAW
                             8965 W. CORNELL PLACE
                           LAKEWOOD, COLORADO 80227
                           303.985.9324 (telephone)
                           303.988.6954 (facsimile)
                          email: ddalmy@earthlink.net


January 27, 2012


Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20005


Attn: 	Amanda Ravitz-Branch Chief - Legal

Via Edgar Correspondence

RE:	Ballroom Dance Fitness, Inc.
	Amendment No. 10 to Registration Statement on Form S-1
	Filed December 22, 2011
	File No.: 333-167249

Dear Ms. Ravitz:

In accordance with the comment letter dated January 5, 2012 (the "SEC Comment Letter") regarding the registration statement on Form S-1 (the "Registration Statement") for Ballroom Dance Fitness, Inc., a Nevada corporation (the "Company"), please find below our responses to the SEC Comment Letter. Per your request, our responses are keyed to the enumerated questions and comments in the SEC Comment Letter. Also, please be advised that the Company has filed Amendment No. 11 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system.

General

1. 	In accordance with the staff's request, please be advised that the date of the prospectus has been updated.

Summary, page 3

2. 	In accordance with the staff's request, please be advised that the summary contains disclosed regarding the nine month period ended September 30, 2011.

Securities and Exchange Commission
Page Two
January 23, 2012




Management's Discussion and Analysis
Plan of Operation, page 33

3.	In accordance with the staff's request, please be advised that the disclosure has been revised regarding the amount of cash on hand as of September 30, 2011 of $1,952, which is the amount reflected on the balance sheet of the financial statements.

4. 	In accordance with the staff's request, please be advised that the disclosure has been revised to include a comparative discussion of the fiscal period ended December 31, 2009 and 2010.

Report of Independent Certified Public Accountants, page F-1

5.	Please be advised that we have voluntarily included the report from
Hamilton P.C. in a separate section.

6. 	In accordance with the staff's request, please be advised that the financial statements for the nine-month periods ended September 30, 2011 and September 30, 2010 have been reviewed and the report of Hamilton P.C. has been included.

7. 	Please be advised that Hamilton P.C. has been included under "Experts"

Statement of Cash Flows, page F-4

8. 	In accordance with the staff's comments, please be advised that the statement of cash flows has been revised to provide a comparative statement for the nine month periods ended September 30, 2011 and September 30, 2010.

Note 3. Income Tax, page F-9

9. 	In accordance with the staff's comments, please be advised that Footnote
3 has been revised accordingly.

Thank you for your attention in this matter.

Sincerely,

/s/ Diane D. Dalmy
Diane D. Dalmy